Invictus signs LOI to acquire medical cannabis clinics and Alberta retail license

VANCOUVER, July 20, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) is pleased to announce that it has entered into a binding letter of intent ("LOI") to acquire 100% (the "Acquisition") of the issued and outstanding shares of a medical clinic and cannabis retail company ("Clinic and Retail Co") that operates medical clinics in, Alberta, and is awaiting final review and approval for a retail cannabis license from the Alberta Gaming and Liquor Commission ("AGLC).

The medical clinics' patient-first business model features educators and physicians on-site to educate patients about medical cannabis and how to access it safely in Canada. In four easy steps, patients can see a physician, access educational support, and register with a licensed producer to begin receiving product. The cannabis clinic has 3,400 patients registered under Access to Cannabis for Medical Purposes Regulations ("ACMPR"), providing a direct channel to Invictus owned Licensed Producers ("LPs"), fully licensed under ACMPR.

Invictus' multifaceted sales approach to cannabis is defined by five pillars of distribution as follows:

1.	Medical cannabis through business to customer sales, as permitted by the ACMPR;
2.

Sales agreements with government agencies to supply the adult recreational market in Canada, as evidenced by the recent Memorandum of Understanding with British Columbia, with other provinces to follow suit;

3.	Distribution agreements beyond Canada's borders, starting with Germany in 2018, as announced in recent press release, dated June 19, 2018;
4.

LP to LP partnerships working together with other LP's to tap into their distribution channels, such as our subsidiary AB Laboratories Inc.'s ("AB Labs") partnership with Canopy Growth Corporation (TSX: WEED); and

5.

Retail stores in Western Canada with the initial launch of our flagship retail store that will commence operations upon Clinic and Retail Co receiving final licensing from the AGLC and will feature our lifestyle brands and locally grown product from Acreage Pharms Ltd. ("Acreage Pharms"), in Alberta.

Under the terms of the LOI, the purchase price includes an upfront cash payment of $500,000 paid on closing, and $750,000 in common shares of Invictus on closing based on the 3-day volume weighted average price ("VWAP") of the Company prior to the Closing Date. In addition, future consideration will be paid based on the achievement of certain performance milestones. The performance milestones include certain patient metrics and the establishment of additional medical clinics and retail locations.

The closing of the Acquisition (the "Closing Date") shall take place on or before August 31, 2018. Within 30 days of the Closing Date, the two executive officers ("the Officers") of Clinic and Retail Co will enter into a management services agreement ("MSA") to operate the day-to-day operations of the retail business, and to open more retail storefronts and expand operations. In addition, Invictus will provide a capital commitment of $2,000,000 (the "Investment") for expansion of the existing medical clinic business, retail storefront construction, and working capital purposes, to be funded over time, as required.

Dan Kriznic, Chairman and CEO commented "The industry is now shifting to a focus on brands and distribution. There are talks of a shortage of supply during the first 18 months after Canada legalizes cannabis recreationally and we are fortunate to have approximately 100,000 square feet of production space with an additional 100,000 square feet by the end of 2018 ready for this demand. We continue to see a need to support the medical market as more and more seniors are requesting information about cannabis. The acquisition of Clinic and Retail Co fits within our 5 pillar Sales and Distribution Strategy and will be an integral part of our operations moving forward. We have started down the path with the Authentic Brands Group with regards to our overall medical and lifestyle brands, which we will be launching in the coming weeks and months." For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman and CEO

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(647) 828-9655

About Invictus

Invictus owns and operates two cannabis production facilities, both with sales licenses, under the ACMPR in Canada, with the vision of producing a variety of high quality and low-cost cannabis products to the global market, as regulations permit. The Company's wholly owned subsidiary, Acreage Pharms Ltd. ("Acreage Pharms"), is located in West-Central Alberta. The Company's 50% owned AB Laboratories Inc. ("AB Labs"), is located in Hamilton, Ontario. AB Ventures Inc. ("AB Ventures") owns 100 acres of land near Hamilton, Ontario, to be used for future cannabis cultivation. Recently, the Company announced that it has entered into a definitive option agreement to acquire an applicant (the "OptionCo") under the ACMPR. Combined, the Company expects to have approximately 211,000 and 915,000 square feet of cannabis production capacity by the end of 2018 and 2019, respectively.

Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

The Company's wholly owned subsidiary, Poda Technologies Ltd. ("Poda"), has developed the world's first zero-cleaning vaporizer system. Poda's fully biodegradable pods are self-contained, and do not contaminate the vaporizer with odor, flavor or residue. Finally, the Company's 82.5% owned Future Harvest Development Ltd. ("Future Harvest") is a high-quality Fertilizer and Nutrients manufacturer, based in Kelowna, British Columbia. Future Harvest has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

Invictus' Canadian Production Footprint:

			Square Footage
Company	Phase	Province	Current	31-Dec-18	31-Dec-19
Acreage Pharms	1	Alberta	7,000	7,000	7,000
Acreage Pharms	2	Alberta	33,000	33,000	33,000
Acreage Pharms	3	Alberta		90,000	90,000
Acreage Pharms	4	Alberta			270,000
Total Acreage Pharms			40,000	130,000	400,000
AB Labs	1	Ontario	16,000	16,000	16,000
AB Labs	2	Ontario		40,000	40,000
Total AB Labs			16,000	56,000	56,000
AB Ventures	1	Ontario		21,000	21,000
AB Ventures	2	Ontario			84,000
Total AB Ventures				21,000	105,000
OptionCo	1	British Columbia		4,000	54,000
OptionCo	2	British Columbia			300,000
Total OptionCo				4,000	354,000
Total Combined			56,000	211,000	915,000

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential acquisition of OptionCo pursuant to the exercise of the Option, and the potential production capacity of OptionCo, AB Labs, AB Ventures and Acreage Pharms, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that the Company will be successful in exercising the Option and obtaining TSX Venture Exchange approval of the acquisition, that OptionCo and AB Labs will be successful in reaching their potential production capacity, OptionCo, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, OptionCo and AB Labs will reach full production capacity on the timeline anticipated by the Company, OptionCo will be granted its first and second licenses, AB Labs will be granted its secondary license on the terms and timeline anticipated by the Company, no unforeseen construction delays will be experienced, and OptionCo and Acreage Pharms will be granted its sales license under the ACMPR on the terms and timeline anticipated by the Company,. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the Company will not complete the acquisition of OptionCo, OptionCo and AB Labs will not be successful in reaching its potential production capacity, OptionCo, AB Ventures and Acreage Pharms' production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of OptionCo and AB Labs reaching full production capacity will be delayed, AB Labs will not be granted their secondary license, OptionCo will not be granted its first and second licenses and OptionCo and Acreage Pharms will not be granted its sales license under the ACMPR, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

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CNW 09:30e 20-JUL-18